FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Fromberg, Barry A.	2. Issuer Name and Ticker or Trading Symbol Dean Foods Company (DF)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Executive Vice President and Chief Financial Officer
(Last) (First) (Middle) 2515 McKinney Avenue, LB 30, Suite 1200	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year September 12, 2002
(Street) Dallas, TX 75201		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	09/12/02		M		10,000	A	17.1250	14,494	D
Common Stock	09/12/02		M		4,400	A	17.6875	18,894	D
Common Stock	09/12/02		M		12,134	A	18.7188	31,028	D
Common Stock	09/12/02		M		3,466	A	21.5625	34,494	D
Common Stock	09/12/02		M		100	D	38.9700	34,394	D
Common Stock	09/12/02		M		19,900	D	38.9000	14,494	D
Common Stock	09/12/02		M		10,000	D	38.8500	4,494	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Excercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Non-Qualified Stock Option (right to buy)	17.6875	09/12/02		M			4,400	01/29/00	01/29/09	Common Stock	4,400		0	D
Non-Qualified Stock Option (right to buy)	18.7188	09/12/02		M			12,134	01/04/01	01/04/10	Common Stock	38,800		26,666	D
Non-Qualified Stock Option (right to buy)	21.5625	09/12/02		M			3,466	01/22/02	01/22/11	Common Stock	70,684		67,218	D
Incentive Stock Option (right to buy)	17.6875							01/29/00	01/29/09	Common Stock	16,800		16,800	D
Incentive Stock Option (right to buy)	21.5625							01/22/02	01/22/11	Common Stock	9,316		9,316	D
Incentive Stock Option (right to buy)	30.5250							01/14/03	01/14/12	Common Stock	3,276		3,276	D
Non-Qualified Stock Option (right to buy)	17.1250	09/12/02		M			10,000	06/04/00	06/04/09	Common Stock	10,000		0	D
Non-Qualified Stock Option (right to buy)	24.5000							08/28/99	08/28/08	Common Stock	90,000		90,000	D
Non-Qualified Stock Option (right to buy)	30.5250							01/14/03	01/14/12	Common Stock	50,000		50,000	D
Non-Qualified Stock Option (right to buy)	30.5250							01/14/03(1)	01/14/12	Common Stock	76,724		76,724	D

Explanation of Responses:

(1) With respect to all the Non-Qualified Stock Options listed, the shares of common stock subject to the Options vest ratably in three equal increments commencing on the first anniversary of the grant date.

By: /s/ Barry A. Fromberg **Signature of Reporting Person	September 12, 2002 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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